SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: DoubleLine Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

333 South Grand Avenue, Suite 1800

Los Angeles, California 90071

Telephone Number (including area code): (213) 633-8200

Name and address of agents for service of process:

Ronald R. Redell

President

DoubleLine Funds Trust

333 South Grand Avenue, Suite 1800

Los Angeles, CA 90071

Copy to:

Gregory P. Patti, Jr.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒                No  ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Los Angeles, and the State of California, on the 12th day of January, 2010.

DOUBLELINE FUNDS TRUST (Name of Registrant)

By:	/S/ RONALD R. REDELL
Name:	Ronald R. Redell
Title:	President